Exhibit 99.1

LightInTheBox Reports Third Quarter 2016 Financial Results

Beijing, China, December 12, 2016 - LightInTheBox Holding Co., Ltd. (NYSE: LITB) (“LightInTheBox” or the “Company”), a global online retail company that delivers products directly to consumers around the world, today announced its unaudited financial results for the third quarter of 2016.

Third Quarter 2016 Highlights

•             GAAP net revenues were $64.4 million, above the high end of the Company’s guidance of $63.0 million.

•             Total operating expenses were $25.0 million, a 28.1% improvement over $34.7 million during the same quarter of last year.

•             GAAP net loss was $2.3 million, a 73.8% improvement over the GAAP net loss of $8.6 million during the same quarter last year.

•             For the fourth quarter of 2016, the Company expects net revenues to be in the range of $91.0 to $93.0 million, representing an increase of 4.0% to 6.3% year-over-year.

Mr. Alan Guo, Chairman and CEO of LightInTheBox, commented, “We are pleased that we once again beat guidance with revenues coming in at $64.4 million, above our range of $61 million to $63 million. As a recent development, we were also pleased to see our Black Friday sales increase 10% year-over-year, attributable to our continuous improvement of supply chain and customer satisfaction as well as our initiatives to regain sales growth momentum. In early November we unveiled our new cloud computing strategy with the launch of a cloud-based enterprise resource planning Software-As-A-Service solution for online and offline distribution companies.”

Third Quarter 2016 Financial Results

GAAP net revenues decreased 8.3% year-over-year to $64.4 million from $70.2 million in the same quarter of 2015. Total orders decreased 23.8% year-over-year to 1.4 million for the third quarter of 2016, while the total number of customers who made a purchase decreased 26.0% year-over-year to 1.1 million.

Revenues in the apparel category decreased 19.1% year-over-year to $23.6 million for the third quarter of 2016. As a percentage of total net revenues, apparel revenues were 36.7%, compared with 41.6% in the same quarter of 2015. Revenues from other general merchandise decreased by 0.7% year-over-year to $40.8 million for the third quarter of 2016.

Revenues from Europe decreased by 12.1% to $35.6 million, representing 55.3% of total net revenues for the third quarter of 2016. Revenues from North America increased by 1.8% to $20.4 million, representing 31.7% of total net revenues for the third quarter of 2016, while revenues from other countries decreased by 13.7% to $8.4 million, representing 13.0% of total net revenues for the same quarter.

Gross profit for the third quarter of 2016 was $22.5 million, down from $26.4 million in the same period of 2015. Gross margin was 35.0% in the third quarter of 2016, compared with 37.5% in the same quarter of 2015.

Total operating expenses in the third quarter of 2016 were $25.0 million, compared with $34.7 million in the same quarter of 2015.

•             Fulfillment expenses in the third quarter of 2016 were $3.9 million, compared with $4.9 million in the same quarter of 2015. As a percentage of total net revenues, fulfillment expenses were 6.0%, compared to 7.0% in the same quarter of 2015 and 6.2% from the second quarter of 2016.

•             Selling and marketing expenses in the third quarter of 2016 were $13.3 million, compared with $19.5 million in the same quarter of 2015. As a percentage of total net revenues, selling and marketing expenses were 20.6%, compared to 27.8% in the same quarter of 2015 and 21.4% from the second quarter of 2016.

•             General and administrative (G&A) expenses in the third quarter of 2016 were $7.8 million, compared with $10.3 million in the same quarter of 2015. As a percentage of total net revenues, G&A expenses were 12.2%, compared with 14.7% in the same quarter of 2015 and 12.7% from the second quarter of 2016. G&A expenses in the third quarter of 2016 included $3.1 million in technology investments, compared with $3.6 million in the same quarter of 2015.

Loss from operations was $2.5 million in the third quarter of 2016, compared with a loss from operations of $8.4 million in the same quarter of 2015.

Net loss was $2.3 million in the third quarter of 2016, compared with a net loss of $8.6 million in the same quarter of 2015.

Net loss per American Depository Share (“ADS”) was $0.03 in the third quarter of 2016, compared with net loss per ADS of $0.18 in the same quarter of 2015. Each ADS represents two ordinary shares.

Non-GAAP net loss was $1.1 million in the third quarter of 2016, compared with non-GAAP net income of $3.3 million in the same quarter of 2015.

Non-GAAP net loss per ADS was $0.02 in the third quarter of 2016, compared with non-GAAP net income per ADS of $0.07 in the same quarter of 2015.

For the quarter ended September 30, 2016, the Company’s weighted average number of ADSs used in computing the loss per ADS was 68,939,061.

As of September 30, 2016, the Company had cash and cash equivalents and restricted cash of $89.1 million, compared with $97.3 million as of June 30, 2016.

Share Repurchase Program

On June 8, 2016, LightInTheBox announced a $10 million share repurchase program. As of September 30, 2016, the Company had repurchased a total of $0.4 million of its ADSs.

Business Outlook

For the fourth quarter of 2016, based on current information and seasonality, the Company expects net revenues to be between $91.0 million and $93.0 million. These forecasts reflect the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call

The Company will hold a conference call at 8:00 a.m. Eastern Time on Monday, December 12, 2016 to discuss its financial results and operating performance for the third quarter of 2016. To participate in the call, please dial the following numbers:

US Toll Free: 1-866-519-4004

Hong Kong Toll Free: 800-906-601

China: 400-620-8038

International: +65-6713-5090

Passcode: 33152715

A telephone replay will be available two hours after the conclusion of the conference call through December 19, 2016. The dial-in details are:

US: +1-646-254-3697

Hong Kong: +852-3051-2780

International: +61-2-8199-0299

Passcode: 33152715

A live and archived webcast of the conference call will be available on the Investor Relations section of LightInTheBox’s website at http://ir.lightinthebox.com.

About LightInTheBox Holding Co., Ltd.

LightInTheBox is a global online retail company that delivers products directly to consumers around the world. The Company offers customers a convenient way to shop for a wide selection of products at attractive prices through its www.lightinthebox.com, www.miniinthebox.com and other websites and mobile applications, which are available in 27 major languages and cover more than 80% of global Internet users.

For more information, please visit www.lightinthebox.com.

Investor Relations Contact

Christensen

Ms. Xiaoyan Su

Tel: +86 (10) 5900 3429

Email: ir@lightinthebox.com

OR

Christensen

Ms. Linda Bergkamp

Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com

Use of Non-GAAP Financial Measures

LightInTheBox uses non-GAAP net income (loss) and non-GAAP net income (loss) per basic and diluted ADS, each of which is a non-GAAP financial measure. Non-GAAP net income (loss) is net income (loss) excluding the foreign exchange impact on net revenues, share-based compensation and one-time expense. Non-GAAP net income (loss) per basic and diluted ADS is non-GAAP net income (loss) divided by weighted average number of basic and diluted ADS, respectively. The Company continuously monitors the impact of currency exchange rates on net revenues given that it is a global company and has exposure to a variety of currencies. Starting in the fourth quarter of 2014, there was a significant impact on net revenues from changes in foreign currency exchange rates against the U.S. dollar. Due to the nature of its business, the Company believes that excluding the impact of such fluctuations more appropriately reflects the Company’s results of operations, and provides investors with a better understanding of the Company’s business performance. The Company believes that separate analysis and exclusion of foreign exchange impact on net revenues and the non-cash impact of share-based compensation adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of foreign exchange impact on net revenues, non-cash share-based compensation expenses and one-time expense, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net loss for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP. The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this release.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and similar statements. Among other things, statements that are not historical facts, including statements about LightInTheBox’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as LightInTheBox’s strategic and operational plans, are or contain forward-looking statements. LightInTheBox may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: LightInTheBox’s goals and strategies; LightInTheBox’s future business development, results of operations and financial condition; the expected growth of the global online retail market; LightInTheBox’s ability to attract customers and further enhance customer experience and product offerings; LightInTheBox’s ability to strengthen its supply chain efficiency and optimize its logistics network; LightInTheBox’s expectations regarding demand for and market acceptance of its products; competition; fluctuations in general economic and business conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in LightInTheBox’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and LightInTheBox does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

(U.S. dollar in thousands)

	As of December 31,	As of September 30,
	2015	2016
ASSETS
Current Assets
Cash and cash equivalents	30,901	88,068
Restricted cash	1,606	1,080
Accounts receivable	920	2,624
Inventories, net	11,261	8,916
Prepaid expenses and other current assets	5,053	7,604
Total current assets	49,741	108,292
Property and equipment, net	2,209	1,270
Acquired intangible assets, net	232	219
Goodwill	690	690
Long-term rental deposit	658	651
Long-term investment	1,963	1,885
TOTAL ASSETS	55,493	113,007

LIABILITIES
Current Liabilities
Accounts payable	29,351	13,848
Advance from customers	8,282	10,719
Accrued expenses and other current liabilities	19,983	19,964
Total current liabilities	57,616	44,531
TOTAL LIABILITIES	57,616	44,531

(DEFICIT) EQUITY
Ordinary shares	7	10
Treasury shares, at cost	(19,996)	(20,344)
Additional paid-in capital	159,190	236,569
Accumulated deficit	(141,015)	(147,320)
Accumulated other comprehensive loss	(309)	(439)
TOTAL (DEFICIT) EQUITY	(2,123)	68,476
TOTAL LIABILITIES AND EQUITY	55,493	113,007

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Statements of Operations

(U.S. dollar in thousands, except share data and per share data)

	Three-month Period Ended
	September 30,	September 30,
	2015	2016
Net revenues	70,222	64,362
Cost of goods sold	(43,867)	(41,845)
Gross profit	26,355	22,517
Operating expenses
Fulfillment	(4,912)	(3,871)
Selling and marketing	(19,487)	(13,278)
General and administrative	(10,323)	(7,820)
Total operating expenses	(34,722)	(24,969)
Loss from operations	(8,367)	(2,452)
Exchange (loss) gain on offshore bank accounts	(418)	5
Interest income	159	203
Loss before income taxes	(8,626)	(2,244)
Income taxes expenses	(20)	—
Loss from equity method investments	—	(23)
Net loss	(8,646)	(2,267)

Weighted average numbers of shares used in calculating loss per ordinary share
—Basic	94,557,032	137,878,122
—Diluted	94,557,032	137,878,122

Net loss per ordinary share
—Basic	(0.09)	(0.02)
—Diluted	(0.09)	(0.02)

Net loss per ADS (2 ordinary shares equal to 1 ADS)
—Basic	(0.18)	(0.03)
—Diluted	(0.18)	(0.03)

LightInTheBox Holding Co., Ltd.

Unaudited Reconciliations of GAAP and Non-GAAP Results

(U.S. dollar in thousands, except share data and per share data)

	Three-month Period Ended
	September 30,	September 30,
	2015	2016
Net revenues	70,222	64,362
Foreign exchange impact on net revenues*	9,949	594
Non-GAAP net revenues	80,171	64,956

Gross profit	26,355	22,517
Foreign exchange impact on net revenues*	9,949	594
Non-GAAP gross profit	36,304	23,111

Loss from operations	(8,367)	(2,452)
Foreign exchange impact on net revenues*	9,949	594
Share-based compensation expenses	1,953	540
Non-GAAP income (loss) from operations	3,535	(1,318)

Net loss	(8,646)	(2,267)
Foreign exchange impact on net revenues*	9,949	594
Share-based compensation expenses	1,953	540
Non-GAAP net income (loss)	3,256	(1,133)

Non-GAAP weighted average numbers of shares used in calculating net income (loss) per ordinary share
—Basic	94,557,032	137,878,122
—Diluted	94,986,130	137,878,122

Non-GAAP net income (loss) per ordinary share
—Basic	0.03	(0.01)
—Diluted	0.03	(0.01)

Non-GAAP net income (loss) per ADS (2 ordinary shares equal to 1 ADS)
—Basic	0.07	(0.02)
—Diluted	0.07	(0.02)

* The foreign exchange impact on net revenue includes all net revenues received in currencies other than USD in the calculation and the exchange rate in the calculation of the foreign exchange impact on the net revenue is using the comparable period exchange rate. For example, the foreign exchange impact on the net revenue of September 2016 will be calculated by the average of the daily exchange rates in September 2015 times the respective original foreign currency net revenues in September 2016.

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Statements of Cash Flows

(U.S. dollar in thousands)

	Three-month Period Ended
	September 30,	September 30,
	2015	2016
Net loss	(8,646)	(2,267)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	546	277
Share-based compensation	1,953	540
Inventory write-down	607	565
Exchange loss (gain) on offshore bank accounts	418	(5)
Loss from equity method investments	—	23
Changes in operating assets and liabilities
Accounts receivable	174	(426)
Inventories	(1,399)	(2,133)
Prepaid expenses and other current assets	232	(3,317)
Accounts payable	(7,347)	(790)
Advance from customers	(2,679)	506
Accrued expense and other current liabilities	(1,687)	(597)
Long-term rental deposit	45	—
Net cash used in operating activities	(17,783)	(7,624)
Cash flows from investing activities
Purchase of property and equipment	(160)	(157)
Maturity of term deposit	14,085	—
Withdrawal in restricted cash	284	123
Net cash provided by (used in) investing activities	14,209	(34)
Cash flows from financing activities
Payment of private placement offering expenses	—	(187)
Proceeds from exercise of share options	16	—
Repurchase of ordinary shares	(2,291)	(195)
Net cash used in financing activities	(2,275)	(382)
Effect of exchange rate changes on cash and cash equivalents	(197)	(21)
Cash and cash equivalents at beginning of period	40,722	96,129
Cash and cash equivalents at end of period	34,676	88,068